UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
ITC^DeltaCom, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
45031T 10 4

(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 8, 2010

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
SIGNATURE

SCHEDULE 13D

CUSIP No. 45031T 10 4	Page	2	of	4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON*

IA, OO

CUSIP No. 45031T 10 4	Page	3	of	4
               This Amendment No. 7 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 15, 2007, Amendment No. 2 thereto filed with the Commission on August 7, 2007, Amendment No. 3 thereto filed with the Commission on October 2, 2007, Amendment No. 4 thereto filed with the Commission on December 24, 2008, Amendment No. 5 thereto filed with the Commission on April 16, 2010 and Amendment No. 6 thereto filed with the Commission on October 5, 2010 (together, the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of ITC^Deltacom, Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 4.   Purpose of Transaction.
               The information in Item 4 is hereby amended and supplemented as follows:
               On December 8, 2010, the previously announced acquisition of the Issuer by EarthLink, Inc. (“EarthLink”) was completed. Pursuant to the Agreement and Plan of Merger among the Issuer, EarthLink and Egypt Merger Corp., a wholly-owned subsidiary of EarthLink, Egypt Merger Corp. was merged with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly-owned subsidiary of EarthLink. As a result of the Merger, each outstanding share of Common Stock held by the Reporting Person was converted into the right to receive $3.00 in cash.
Item 5.   Interest in Securities of the Issuer.
               The information in Item 5 is hereby amended and restated as follows:
               (a)-(b) As a result of the completion of the Merger, the Reporting Person no longer beneficially owns any shares of Common Stock.
               (c) Except as described herein, there have been no purchases or sales of Common Stock within the last 60 days.
               (d) Not applicable.
               (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on December 8, 2010.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               The information in Item 6 is hereby amended and supplemented as follows:
               The information contained under Item 4 is incorporated by reference in this Item 6.

CUSIP No. 45031T 10 4	Page	4	of	4
SIGNATURE
     After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2010	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel & Chief Compliance Officer